CI Financial

09045454

Sheila A. Murray
Senior Vice-President and General Counsel

2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com
www.ci.com

SUPPL

SEC Mail Processing Section

FEB 18 2009

Washington, DC
111

February 2, 2009

United States Securities
and Exchange Commission
Washington, D.C. 20549

CI Fund Management Inc.

Dear Sirs:

Re: ~~CI Financial Corp.,~~ as successor to CI Financial Inc. (the "Company") and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

PROCESSED
MAR 05 2009
THOMSON REUTERS

Sheila A. Murray
Senior Vice-President,
General Counsel and Corporate Secretary

SAM/ih
Encls.

c: Chris von Boetticher (w/o encls.)

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dw 2/27

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial Income Fund completes conversion to a corporation

TORONTO (January 2, 2009) – CI Financial Income Fund ("CI" or the "Fund") today announced that, effective January 1, 2009, it has completed its conversion from an income trust to a corporate structure. The conversion was implemented pursuant to a plan of arrangement under the *Business Corporations Act* (Ontario). Under the plan of arrangement, all of the units of the Fund and exchangeable Class B limited partnership units of Canadian International LP (and accompanying special voting units of the Fund) have been exchanged for common shares of CI Financial Corp. on a one-for-one basis. The common shares of CI Financial Corp. will trade on the Toronto Stock Exchange under the symbol "CIX". CI Financial Corp. will be a reporting issuer under Canadian provincial securities laws and will continue to carry on the businesses previously conducted by the Fund and its subsidiaries.

As a result of the conversion transaction, CI Financial Corp. has acquired ownership of 236.8 million fund units, being 100% of the issued and outstanding fund units of the Fund, and 57.7 million exchangeable Class B limited partnership units of Canadian International LP (together with the same number of special voting units of the Fund), being 100% of the issued and outstanding exchangeable Class B limited partnership units of Canadian International LP and special voting units of the Fund. The closing price of the fund units on the Toronto Stock Exchange on December 31, 2008 was $14.50 per unit.

The issuance of common shares by CI Financial Corp. under a plan of arrangement is exempt from the prospectus and registration requirements of Canadian provincial securities laws. The head office address of CI Financial Corp. is 2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7. To obtain a copy of CI Financial Corp.'s early warning report filed under securities laws, contact Sheila A. Murray, General Counsel, at (416) 364-1145.

CI Financial (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $78.9 billion in fee-earning assets as of November 30, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

CI Financial **News Release**

For further information:
William T. Holland
Chief Executive Officer
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial posts net sales of $1.8 billion in 2008

TORONTO (January 5, 2009) – CI Financial Corp. ("CI") today reported gross sales of $11.6 billion and net sales of $1.8 billion for the calendar year 2008. For the month of December 2008, CI had gross sales of $827 million and net sales of $142 million. Assets under management grew 1.8% over the month to $54.6 billion at December 31, 2008. CI's total fee-earning assets at the end of the year were $80.0 billion.

"In spite of extremely volatile market conditions in 2008, CI achieved positive net sales over the course of the year and one of the highest levels of net sales in the industry," said Stephen A. MacPhail, CI President. "In fact, net sales of long-term funds of $2.1 billion were comparable to the previous year's. Our positive sales can be attributed to the diversity and strength of our lineup of products and portfolio managers, and to the success of last year's product launches."

CI's top-selling products in 2008 included Sun*Wise* Elite Plus Segregated Funds, Harbour funds, Cambridge funds, and Portfolio Series. New products during the year included the addition of a guaranteed income for life option to the Sun*Wise* Elite Plus funds, the Cambridge funds managed by Alan Radlo, Evolution Private Managed Accounts offered by United Financial, and tax-free savings accounts, which are now available for investment.

"While 2008 was a very difficult year, we are starting the new year in a strong competitive position," said Mr. MacPhail.

CI's funds continue to be highly ranked, with 62 mutual and segregated funds offered by CI Investments holding the top five-star rating from Morningstar Canada and another 172 having a four-star rating (as of November 30, 2008). At the 2008 Canadian Investment Awards, CI Investments and its portfolio managers received six awards, including the prestigious Fund Manager of the Year award for Gerry Coleman, head of Harbour Advisors.

In December, total net sales by CI subsidiaries CI Investments Inc. and United Financial Corporation consisted of net sales of long-term funds of $116 million and net sales of money market funds of $44 million. In addition, there were $18 million in net redemptions related to deposit notes, which use asset allocation strategies in which money is moved out of mutual funds when markets are declining. These institutional transactions reflect a rebalancing of the deposit notes and not a redemption by clients from the product.

Assets under management at December 31, 2008 consisted of investment funds at CI Investments and United Financial of $50.4 billion, institutional assets of $3.8 billion and structured product assets of $368 million. CI also reported assets under administration of $24.4 billion, consisting of $18.2 billion at Assante Wealth Management (Canada) Ltd. and $6.2 billion at Blackmont Capital Inc. Other fee-earning assets totalled $1.1 billion.

In other recent developments, CI completed its conversion from an income trust to a corporation effective January 1, 2009. Units of CI Financial Income Fund were exchanged for common shares on a one-for-one basis. CI common shares are now trading on the Toronto Stock Exchange under the symbol "CIX."

CI expects to release its financial results for the fourth quarter and the year ending December 31, 2008 on February 24, 2009.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI FINANCIAL INCOME FUND December 31, 2008 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$687	$571	$116
Short-term funds	$140	$96	$44
Sales related to deposit notes	$0	$18	-$18
TOTAL RETAIL FUNDS	$827	$685	$142

FEE-EARNING ASSETS	November 30/08 (millions)	December 31/08 (millions)	% Change
Retail managed funds	$49,645	$50,449	1.6%
Structured products	402	368	-8.5%
TOTAL retail assets under management	$50,047	$50,817	1.5%
Institutional managed assets	3,580	3,753	4.8%
TOTAL assets under management	$53,627	$54,570	1.8%
Assante assets under administration*	18,057	18,238	1.0%
Blackmont assets under administration	6,189	6,174	-0.2%
TOTAL assets under administration	$24,246	$24,412	0.7%
CI other fee-earning assets	1,048	1,053	0.5%
TOTAL FEE-EARNING ASSETS	$78,921	$80,035	1.4%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	November 30/08 (millions)	December 31/08 (millions)	% Change
Monthly	$49,723	$48,994	-1.5%
Quarter-to-date	$51,084	$50,380	-1.4%
Fiscal year-to-date	$61,246	$60,208	-1.7%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2007 (millions)	Fiscal 2008 (millions)	% Change
Fiscal year average retail assets	$64,958	$60,208	-7.3%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	57,735,304	Bank debt	$999
Trust units	236,868,309	Cash & marketable securities	-75
Total outstanding units***	294,603,613	Net debt outstanding	$924
QTD weighted avg. units	277,712,938		
Yield at $14.50	3.3%	In-the-money option liability (net of tax)	$1
In-the-money options	973,073	Terminal redemption value of funds	$806
Percentage of all options	28%	Quarter-to-date equity-based compensation**	-$1
All options % of units	1.2%		

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in unit price and vesting from last quarter-end ($18.00) to December 31, 2008 ($14.50).
*** Effective Jan. 1, 2009, all LP and Trust units were converted to common shares.

GEOGRAPHIC EXPOSURE OF AUM			
Canada	44%	Asia	4%
United States	24%	Other	3%
Europe	9%	Cash	16%

CI FINANCIAL INCOME FUND December 31, 2008 YEAR-END STATISTICS			
YEAR-TO-DATE SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$9,583	$7,465	$2,118
Short-term funds	$1,603	$1,118	$485
Sales related to deposit notes	$416	$1,267	-$851
TOTAL RETAIL FUNDS	$11,602	$9,850	$1,752

FEE-EARNING ASSETS	December 31/07 (millions)	December 31/08 (millions)	% Change
Retail managed funds	$63,626	$50,449	-20.7%
Structured products	531	368	-30.7%
TOTAL retail assets under management	$64,157	$50,817	-20.8%
Institutional managed assets	4,972	3,753	-24.5%
TOTAL assets under management	$69,129	$54,570	-21.1%
Assante assets under administration*	25,657	18,238	-28.9%
Blackmont assets under administration	9,129	6,174	-32.4%
TOTAL assets under administration	$34,786	$24,412	-29.8%
CI other fee-earning assets	1,662	1,053	-36.6%
TOTAL FEE-EARNING ASSETS	$105,577	$80,035	-24.2%

CI FINANCIAL INCOME FUND 2008 MONTHLY SALES SUMMARY ($ millions)**				
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES	REDEMPTIONS	NET SALES	NET LONG-TERM SALES***
January	$1,028	$1,518	-$490	-$222
February	$1,249	$735	$514	$381
March	$1,167	$715	$452	$441
April	$913	$743	$170	$113
May	$988	$723	$265	$201
June	$1,149	$707	$442	$304
July	$858	$662	$196	$189
August	$665	$550	$115	$79
September	$1,134	$982	$152	$380
October	$836	$1,176	-$340	$10
November	$788	$654	$134	$126
December	$827	$685	$142	$116
TOTAL RETAIL FUNDS	$11,602	$9,850	$1,752	$2,118

*Includes CI and United Financial investment fund assets administered by Assante advisors.
** CI is the only source of accurate sales and asset data for its investment funds.
*** Net of short-term fund sales and sales related to deposit notes.

CI Financial **News Release**

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
(416) 364-1145

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces
Distribution for Month Ending January 31, 2009

Toronto, January 6, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending January 31, 2009 of $0.04167 per Priority Equity Share payable on January 30, 2009 to unitholders of record as at January 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2009\jan\rel-cxc.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial announces notice of intention to continue a normal course issuer bid

TORONTO (January 14, 2009) – CI Financial Corp. ("CI") announced today that The Toronto Stock Exchange today accepted CI's notice of intention to continue with a normal course issuer bid through the facilities of The Toronto Stock Exchange. CI's bid is a continuation of the issuer bid announced and commenced in May 2008 by CI Financial Income Fund (the "Fund").

Effective January 1, 2009, the Fund completed a plan of arrangement, pursuant to which each outstanding trust unit of the Fund and each exchangeable class B limited partnership unit of Canadian International LP were exchanged for a common share of CI.

As at January 13, 2009, CI had 294,603,613 common shares ("Shares") issued and outstanding and a public float of 157,003,470 Shares. The maximum number of Shares that CI has been authorized to purchase under the NCIB is 15,500,000 Shares. This number represents approximately 10% of the public float. The Fund purchased a total of 1,985,891 units under the NCIB from May 29, 2008 to December 31, 2008. As a result, prior to the expiry of the NCIB, CI may purchase up to 13,514,109 Shares (representing the balance remaining under the issuer bid commenced by the Fund). The purchases commenced on May 29, 2008 and will terminate no later than May 28, 2009.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $80 billion in fee-earning assets at December 31, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

-30-

For further information:
Stephen A. MacPhail
President
Tel.: (416) 364-1145

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending January 31, 2009

Toronto, January 16, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending January 31, 2009 payable on February 13, 2009 to unitholders of record as at January 30, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact:

CI Investments Inc.
(416) 364-1145
1-800-268-9374

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